

March 8, 2012

Via E-mail
Will Hogoboom
Chief Financial Officer
ZBB Energy Corporation
N93 W14475 Whittaker Way
Menomonee Falls, WI 53051

> **Re:     ZBB Energy Corporation**
> **Form 10-K for the Fiscal Year Ended June 30, 2011**
> **Filed September 8, 2011**
> **Forms 10-Q for Fiscal Quarters Ended September 30, 2011 and December 31, 2011**
> **Filed November 14, 2011 and February 9, 2012**
> **File No. 001-33540**

Dear Mr. Hogoboom:

We have completed our review of your filings.  We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.  We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Andrew D. Mew

Andrew D. Mew
Accounting Branch Chief

cc: Mark Busch, outside counsel